FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
October, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, October 9, 2009

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10 of the Securities Market Law and duly authorized by the board of the Company, I inform you the following material information with respect to the company, its businesses and its publicly-traded securities:

In a stock-market transaction carried out today on the Lima Stock Exchange, Peru, Endesa Chile acquired 674,279,043 shares in its Peruvian electricity-generating subsidiary Edegel S.A.A., representing 29.3974% of its share capital, at a cost of 1.61 nuevos soles per share, which results in a total share acquisition cost of US$375,000,000. The shares were acquired from the Peruvian company Generalima S.A.C., a subsidiary of Endesa Latinoamérica S.A., in turn an affiliate of Endesa Chile. The opening price of the shares of Edegel S.A.A. on the Lima Stock Exchange was 1.62 nuevos soles, while the closing price was 1.61 nuevos soles.

Endesa Chile is the controlling shareholder in the Peruvian subsidiary Generandes S.A., with an ownership stake of 61.00% of its share capital. Generandes S.A. in turn holds 54.20% of the share capital of Edegel S.A.A. As a result of the transaction reported here, Endesa Chile becomes the direct and indirect holder of 62.46% of the shares of Edegel S.A.A., an electricity generator having a 28% market share in Peruvian electricity generation.

The transaction reported was the subject of reserved information communicated to the Superintendency of Securities and Insurance on July 10, 2009, which stated the following:

“Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

Ref.: RESERVED INFORMATION

Dear Sir,

In accordance with clause 10 of the Securities Market Law and duly authorized by the board of the Company, I inform you the following reserved information with respect to the Company, its businesses and its publicly-traded securities:

The board of Empresa Nacional de Electricidad S.A., at an extraordinary meeting held yesterday, agreed to approve the terms of a transaction which, in case of fulfillment of the conditions to which it is subject, would imply the purchase of 674,279,043 shares in Edegel S.A.A. (Edegel) that are currently held by Generalima S.A., a Peruvian subsidiary of Endesa Latinoamérica S.A., in turn the parent of our controller Enersis S.A. The shareholding involved represents 29.3974% of the share capital of Edegel with a value of US$375 million.

As soon as Endesa Chile knew the terms of this transaction, it began the process of analysis through its corporate areas.

Because this involved a transaction between related parties, as referred to in article 89 of the Corporations Law, the Company’s Directors’ Committee engaged the investment banks BNP Paribas and IM Trust which separately made a valuation of Edegel.

The Directors’ Committee, at its meetings held on June 24 and 25, 2009, analyzed the investment banks’ valuations as well as the internal valuation made by the Company’s executive management, and, based on these valuations, agreed unanimously that the transaction meets fairness conditions similar to those habitually prevailing in the market.

The extraordinary board meeting of Endesa Chile held yesterday agreed unanimously to inform the potential seller of its willingness to buy the block of shares at the price stated above, based on the report of the Directors’ Committee and the positive externalities of the transaction for the Company, all on the understanding that such transaction is subject to the acceptance by Endesa Latinoamérica of the intention to purchase by Endesa Chile, for which a term expiring on September 15, 2009 is contemplated, and subject to other market operating conditions.

Should the transaction be carried out, it would be financed with medium-term debt, although in the short term the Company has sufficient sources of cash and liquidity to cover this investment. The effect on results of this transaction will be seen in a higher net income in the parent company and a lower net result for minority shareholders. This effect will not be significant to the net consolidated income of Endesa Chile and will be reflected in the financial statements following the completion of the transaction.

The board of the Company has had the following reasons for giving a reserved nature to this material information:

1. This is a transaction still in process and requires as an essential condition the acceptance by Endesa Latinoamérica S.A. within the term mentioned.

2. This is a transaction which, meeting the condition mentioned in 1. above, has to be carried out through a stock market operation in accordance with Peruvian regulations applicable to the matter, so public knowledge of the price at which the transaction would be carried out would affect its success.

The term set for completing the transaction on the stock market expires on October 15, 2009. It is therefore believed that the information shall retain its reserved nature until the earlier of the date of the stock-market transaction and October 15, 2009.

The Company’s board authorized the Chief Executive Officer and the Chairman to proceed to communicate to the Superintendence of Securities and Insurance the eventual updates of the information held in reserve and the list of persons knowing about it.

Yours sincerely,

Mario Valcarce Durán
Chairman”

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 9, 2009